25 July, 2002

# Strong first half performance by Orange



- H1 2002 turnover up 13.8% on H1 2001 to €8.1 billion
  - 17.5% increase in recurring GSM network revenues to €7.4 billion

- Continued positive trends in annual average revenues
  - UK Q2 blended annual average revenue up 2.0% on Q1
  - reduced rate of ARPU decline in France



- Group customer base up 2.1 million in H1 2002 to 41.4 million
  - positive impact from contract growth
  - strengthened market leadership in UK and France
  - Rest of World customer base increased by 29.0% to 10.0 million
  - MobiNil (Egypt) stake transferred from France Telecom to Orange (1 July 2002) adding a further 2.1 million active customers



- Rest of World: further good progress with branding and integration
  - Rest of World turnover grew by 18.5% (over H1 2001) to €1.6 billion
  - Slovakia, Romania, Ivory Coast and Cameroon rebranded as Orange
  - TA Orange in Thailand exceeds 500,000 customers

**London and Paris 25 July 2002:** Orange today announced another strong performance in customer and revenue growth for the six months ended 30 June 2002.

dlw 7/30

**Commenting, Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, said:**

"*This is another strong set of results from Orange keeping us on track to meet our stated* target for the year and demonstrating the added momentum that our branding and integration programmes are delivering. The performance in recurring network revenues and average revenue per customer is particularly encouraging.

"Orange continues to deliver an improving profile of new customer growth, as well as rapidly growing voice and non-voice revenues. We have now had two successive quarters of increasing average customer revenue in the UK and trends in France show average revenues moving towards the inflection point.

"The building blocks for further revenue growth beyond voice, including the new generation of handsets and a diversity of new services that meet the customer needs, are beginning to drop in place and their impact will build progressively over the next year.

"The future's bright, the future's Orange."

**Customers**

Orange Group total controlled customer base increased by 2.1 million in H1 2002 to 41.4 million at 30 June 2002, an increase of 16.6% over the last twelve months.

Orange France[2] continued to benefit from last year's rebranding and refocus towards value growth. The company added 802k net new customers in H1 2002, substantially increasing its share of market growth and increasing its total market share to 49.3% (48.1% in H1 2001).

In the year prior to rebranding, the company took 48.1% of French market growth. In the year since becoming Orange, the share of market growth has increased to 57.6%.

Orange France's registered customer base is now 18.6 million, 16.9% higher than at the end of June 2001. Of the 18.6 million, 18.2 million customers (97.7%) were active under the "Autorité de Régulation des Télécommunications" ("ART") definition.

Orange France has 10.0 million registered contract customers, 53.6% of the base (52.7% at June 2001). For H1 2002, 66.3% of net growth was on contract tariffs, compared with 32.0% in H1 2001.

Orange UK added 415k net new customers in the first half of 2002, taking its active customer base to 12.8 million at the end of June. The proportion of contract customers in the base increased from 28.6% at June 2001 to 31% at June 2002.

As in France, this reflects the refocus towards higher value market segments, - over 50% of Orange UK growth in the first half was on contract tariffs (15.3% in H1 2001).

Orange Rest of World operations also grew strongly, adding 910k net new customers in the first half of the year, taking their combined customer base to almost 10.0 million, a 29.0% increase on H1 2001.

**Revenues**

Group: Total turnover was €8.1 billion, up 13.8% on H1 2001.

Excluding equipment sales revenues (which decline as the high level of market maturity slows further customer growth), recurring GSM network revenues grew faster, up 17.5% (on H1 2001) to €7.4 billion.

Orange France recurring GSM revenues grew 14.7% (on H1 2001) to €3.4 billion for the period.

Orange UK recurring GSM network revenues grew 21.4% (on H1 2001) to €2.6 billion.

Rest of World recurring network revenues were €1.5 billion, up 17.8% on H1 2001.

**Average revenue per user ("ARPU")**

Group average customer revenues continued the trend Orange has been forecasting, with the UK annual rolling blended ARPU[3] increasing for the second consecutive quarter and the rate of decline reducing in France.

Orange UK overall annual average revenue per user increased 2.0% in the quarter, from £247 (twelve months ending March 2002) to £252 for the twelve months ending June 2002.

Contributing to this was the improved mix of contract customers and increases in the average revenue for both the contract and the prepay base. Annual average revenue on the contract base increased from £548 at March to £555 at June, while the prepay average moved from £121 to £122.

Voice only average revenues also increased, both overall and for the contract base. Overall, voice annual average revenue increased 0.9% in the quarter, to £219 per customer, while the contract voice average increased from £508 (twelve months ended March 2002) to £510 for the twelve months ended June 2002.

Orange France overall annual average revenue per user fell 1.5% in the quarter, from €388 (twelve months ending March 2002) to €382 for the twelve months ending June 2002. The rate of decline has reduced significantly over the last year, and is expected to continue towards inflection, helped by the improving customer mix. Annual contract average revenues were €573 for the twelve months to end June, while average prepay revenues were €166.

**Non-voice revenues**

Usage of non-voice services such as text messaging continued to grow, and contributed 13.9% of UK GSM network revenues in the first half (9.6% for H1 2001). In France, non-voice usage represented 8.6% in the period (3.0% for H1 2001).

**Re-branding and integration**

During the first half of 2002, further progress was made in integrating the businesses under the Orange brand and vision. The operations in Slovakia (March), Romania (April), Ivory Coast (May) and Cameroon (June) were all successfully rebranded as Orange, with huge local interest and immediate positive results.

Our new network, TA Orange in Thailand, was launched on 27 March, again with great local awareness and interest, and has already won over 500,000 customers.

With effect from 1st July, Orange acquired the 71.25% stake in MobiNil (Egypt) previously owned by France Telecom. MobiNil had 2.1 million active customers at the end of June and will have a positive impact on Orange's results in the second half of 2002 and beyond.

**For further information, please contact:**


**Orange SA**
David Smyth
Group Director of Strategic and Investor Services + 44 (0) 20 7984 1691

Patricia Lefranc
Senior Investor Relations Manager +44 (0) 7855 423 291

**Orange Media Centre**
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000

Niamh Byrne
Group Head of Global Media Relations + 44 (0) 7977 002 811

**Citigate Dewe Rogerson**
Anthony Carlisle (+44 (0) 7973 611 888) + 44 (0) 20 7638 9571

**France Telecom**
Bruno Janet + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

**Selected information for the six months ended 30 June 2002 and 2001 and years ended 31 December 2001 and 2000**

| Turnover | Six months ended 30 June (millions of €) 2002 (unaudited) | 2001 (unaudited) | Year ended 31 December (millions of €) 2001 | 2000[(1)] Pro forma (unaudited) |
|---|---|---|---|---|
| Orange France | 3,636 | 3,177 | 6,876 | 5,690 |
| Orange UK | 2,870 | 2,567 | 5,337 | 4,211 |
| Rest of World | 1,626 | 1,372 | 2,941 | 2,193 |
| Inter segment eliminations | (73) | (34) | (67) | (35) |
| **Total** | **8,059** | **7,082** | **15,087** | **12,059** |

| | *As at 30 June (in thousands)* | |
|---|---|---|
| **Customer base** | **2002** | **2001** |
| Orange France | 18,625 | 15,926 |
| Orange UK | 12,802 | 11,861 |
| Rest of World | 9,971 | 7,732 |
| **Total** | **41,398** | **35,519** |

| | *6 months ended 30 June (in thousands)* | |
|---|---|---|
| **Customer net additions** | **2002** | **2001** |
| Orange France | 802 | 1,615 |
| Orange UK | 415 | 2,027 |
| Rest of World | 910 | 1,376 |
| **Total** | **2,127** | **5,018** |

**Selected information for the six months ended 30 June 2002 and 2001 and years ended 31 December 2001 and 2000**

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month[3] basis.

| | *Six months ended 30 June* | | *Year ended 31 December* | |
|---|---|---|---|---|
| | ***2002*** | ***2001*** | ***2001*** | ***2000[1]*** |
| **France** | | | | |
| Customers (in thousands) (period end) | 18,625 | 15,926 | 17,823 | 14,311 |
| Contract[7] | 9,977 | 8,391 | 9,445 | 7,875 |
| Prepay[7] | 8,648 | 7,535 | 8,378 | 6,436 |
| GSM network revenues (€ in millions)[5] | 3,371 | 2,940 | 6,234 | 5,017 |
| Equipment and other revenues (€ in millions) | 265 | 237 | 642 | 673 |
| Total turnover (€ in millions) | 3,636 | 3,177 | 6,876 | 5,690 |
| Annual average revenue per user (€)[3][6] | 382 | 404 | 392 | 426 |
| Contract | 573 | 586 | 583 | 592 |
| Prepay | 166 | 175 | 175 | 179 |
| **UK** | | | | |
| Customers (in thousands) (period end) | 12,802 | 11,861 | 12,387 | 9,834 |
| Contract | 3,972 | 3,388 | 3,761 | 3,077 |
| Prepay | 8,830 | 8,473 | 8,626 | 6,757 |
| GSM network revenues (€ in millions)[5] | 2,587 | 2,131 | 4,590 | 3,300 |
| Equipment and other revenues (€ in millions) | 283 | 436 | 747 | 911 |
| Total turnover (€ in millions) | 2,870 | 2,567 | 5,337 | 4,211 |
| Annual average revenue per user (£)[3] | 252 | 255 | 246 | 280 |
| Contract | 555 | 539 | 550 | 525 |
| Prepay | 122 | 122 | 121 | 126 |

## Selected information for the six months ended 30 June 2002 and 2001 and years ended 31 December 2001 and 2000

| | *Six months ended 30 June* | | *Year ended 31 December* | |
|---|---|---|---|---|
| | **2002** | **2001** | **2001** | **2000**[1] |
| **Rest of World data** | | | | |
| **The Netherlands** – Dutchtone | | | | |
| Customers (in thousands) (period end) | 1,146 | 1,150 | 1,114 | 1,023 |
| Turnover (€ in millions) | 191 | 174 | 363 | 215 |
| Annual average revenue per user (€)[3] | 297 | 248 | 269 | 225 |
| **Slovakia** – Orange | | | | |
| Customers (in thousands) (period end) | 1,536 | 907 | 1,205 | 617 |
| Turnover (€ in millions) | 147 | 106 | 235 | 176 |
| Annual average revenue per user (€)[3] | 211 | 293 | 242 | 348 |
| **Denmark** – Orange | | | | |
| Customers (in thousands) (period end) | 585 | 567 | 600 | 517 |
| Turnover (€ in millions) | 109 | 90 | 194 | 159 |
| Annual average revenue per user (€)[3] | 268 | 287 | 259 | 276 |
| **Romania** – Orange | | | | |
| Customers (in thousands) (period end) | 1,857 | 1,381 | 1,637 | 1,222 |
| Turnover (€ in millions) | 190 | 182 | 378 | 297 |
| Annual average revenue per user (€)[3] | 239 | 298 | 265 | 328 |
| **Belgium** – Mobistar | | | | |
| Customers (in thousands) (period end) | 2,611 | 2,150 | 2,547 | 1,800 |
| Turnover (€ in millions) | 478 | 402 | 881 | 607 |
| Annual average revenue per user (€)[3] | 353 | 324 | 395 | 422 |
| **Switzerland** – Orange | | | | |
| Customers (in thousands) (period end) | 988 | 859 | 925 | 786 |
| Turnover (€ in millions) | 323 | 288 | 587 | 479 |
| Annual average revenue per user (€)[3] | 621 | 572 | 618 | 635 |
| **Other Countries** | | | | |
| Customers (in thousands) (period end)[4] | 1,248 | 718 | 1,033 | 391 |
| Turnover (€ in millions) | 188 | 130 | 303 | 260 |
| **Total Rest of World** | | | | |
| Customers (in thousands) (period end) | 9,971 | 7,732 | 9,061 | 6,356 |
| Turnover (€ in millions) | 1,626 | 1,372 | 2,941 | 2,193 |
| **Egypt – Mobinil (given for info only)** | | | | |
| Customers (in thousands) (period end) | *2,108* | *1,702* | *2,034* | *1,218* |
| Turnover (EG£ in millions) | *1,179* | *1,188* | *2,320* | *2,117* |

### Notes

(1) Basis of preparation:
All references or comparisons to financial or operating data in respect of the twelve months ended 31 December 2000 relate to pro forma information prepared as if the enlarged Orange group, which was created on 29 December 2000, had existed over that period.

(2) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services)

for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4) Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(5) GSM network revenues include access charges and usage fees.

(6) Orange France's contract and prepay ARPUs for 2001 have been calculated on a pro-forma basis for the reclassification of Compte Mobile Orange customers from prepay to contract.

(7) Orange France's 2001 and 2000 customer numbers have been restated to reflect the reclassification of customers using our hybrid contract/prepay tariff from prepay to contract in September 2001.

02 JUL 30 AM 9:00

Paris, Londres, le 25 juillet 2002

**FORTE CROISSANCE D'ORANGE LORS DU PREMIER SEMESTRE**

- Hausse de 13,8% du chiffre d'affaires du groupe par rapport au premier semestre 2001, à 8,1 milliards d'euros
  - hausse de 17,5% des revenus récurrents du réseau GSM à 7,4 milliards d'euros

- Confirmation des tendances positives au niveau du revenu moyen annuel
  - au Royaume-Uni, le revenu moyen annuel progresse de 2% du premier au deuxième trimestre 2002
  - en France, la baisse de l'ARPU se ralentit

- 2,1 millions de nouveaux clients sur le premier semestre 2002. La clientèle totale du groupe atteint désormais 41,4 millions de clients
  - effet positif de la croissance du segment des clients sous contrat
  - Orange conforte sa position de leader en France et au Royaume-Uni
  - la base de clientèle du Reste du Monde augmente de 29% pour atteindre 10 millions de clients
  - la participation de France Télécom dans MobiNil (Egypte) est transférée au groupe Orange (au 1er juillet 2002), soit 2,1 millions de clients actifs supplémentaires pour le groupe

- Reste du Monde : progrès continu en termes d'intégration et de déploiement de la marque Orange
  - le chiffre d'affaires généré par le Reste du Monde est en hausse de 18,5% par rapport au premier semestre 2001, à 1,6 milliards d'euros
  - la marque Orange est déployée en Slovaquie, en Roumanie, en Côte d'Ivoire et au Cameroun
  - TA Orange en Thaïlande enregistre plus de 500 000 clients

Orange annonce à nouveau aujourd'hui un chiffre d'affaires et une base de clientèle en forte progression sur le premier semestre 2002.

**Graham Howe, Directeur Général Adjoint et Directeur des Opérations, a declaré :**

"Ce sont à nouveau d'excellents résultats pour Orange. Non seulement ceux-ci nous placent en bonne position pour réaliser les objectifs annoncés pour cette année, mais ils démontrent également de façon évidente les progrès considérables réalisés par le groupe en matière de programmes d'intégration et de déploiement de la marque Orange. Les résultats relatifs aux revenus récurrents du réseau et au revenu moyen par client sont particulièrement encourageants.

"Orange continue de démontrer sa capacité à améliorer son profil de croissance, ainsi qu'à accroître son chiffre d'affaires 'voix' tout comme son chiffre d'affaires lié aux services de données. Au Royaume-Uni, nous avons pu constater pour le deuxième trimestre consécutif une hausse du revenu moyen par client. En France, celui-ci semble s'approcher du point d'inflexion.

La commercialisation de la nouvelle génération de terminaux, ainsi que le lancement d'une variété de nouveaux services qui répondent précisément aux besoins de nos clients, sont les étapes qui permettront de générer davantage encore de croissance du chiffre d'affaires, au-delà de la voix. Ces étapes sont en train de se mettre en place et nous en verrons progressivement les résultats l'an prochain.

**Les clients**

Le groupe Orange voit sa base de clientèle sous contrôle progresser de 2,1 millions de clients sur le premier semestre pour atteindre 41,4 millions de clients au 30 juin 2002, soit une hausse de 16,6% sur les douze derniers mois.

Orange France[2] continue de bénéficier des retombées positives du passage à la marque Orange en juin 2001, ainsi que du recentrage sur les clients à forte valeur ajoutée. Enregistrant 802 000 nouveaux clients nets sur les six premiers mois de l'année, Orange France voit ses parts de marché augmenter de façon significative, à la fois sur les nouveaux clients nets et sur le parc total (49,3% au 30 juin 2002 contre 48,1% un an plus tôt).

Au cours de l'année qui a précédé le passage à la marque Orange en juin dernier, la part de marché d'Orange France sur les nouveaux clients nets était de 48,1%. Sur les douze mois qui ont suivi, celle-ci a augmenté pour atteindre 57,6%.

La base de clientèle totale d'Orange France atteint ainsi désormais 18,6 millions de clients, en hausse de 16,9% par rapport au 30 juin 2001. Parmi ces 18,6 millions de clients, 18,2 millions (soit 97,7%) sont considérés comme actifs d'après la définition de l'Autorité de Régulation des Télécommunications ("ART").

Orange France compte dans sa base de clients 10 millions de clients sous contrat, soit 53,6% de la base de clientèle totale (contre 52,7% fin juin 2001). Au cours du premier semestre 2002, les clients contrat ont represénté 66,3% de la croissance nette de la base de clientèle d'Orange France. Au premier semestre 2001, cette proportion était de 32%.

Orange UK enregistre 415 000 nouveaux clients nets sur le premier semestre 2002, portant sa base de clientèle active à 12,8 millions de clients fin juin. La proportion des clients contrat dans la base de clientèle est passée de 28,6% fin juin 2001 à 31% fin juin 2002.

Comme en France, ces tendances sont le résultat du recentrage sur les clients à plus forte valeur ajoutée. Ainsi, alors que les clients sous contrat représentaient 15,3% de la croissance d'Orange UK au cours du premier semestre 2001, ils ont representé plus de 50% de la croissance sur le premier semestre 2002.

La performance du segment Reste du Monde est également forte. Enregistrant 910 000 nouveaux clients nets sur le premier semestre cette année, la base de clientèle des filiales sous contrôle du groupe totalisait près de 10 millions de clients fin juin 2002, soit une hausse de 29% par rapport à fin juin 2001.

**Revenus**

Orange Groupe : le chiffre d'affaires total du premier semestre 2002 s'élève à 8,1 milliards d'euros, soit une hausse de 13,8% par rapport au premier semestre 2001.

Si l'on exclut le chiffre d'affaires provenant de la vente d'équipement (qui baisse en même temps que baisse la croissance de la clientèle, reflétant ainsi la maturité croissante du marché), la croissance des revenus récurrents du réseau GSM est plus importante : par rapport au premier semestre 2001, ceux-ci progressent en effet au niveau du groupe de 17,5% pour atteindre 7,4 milliards d'euros.

Les revenus récurrents du réseau GSM d'Orange France sont en hausse de 14,7% (par rapport au premier semestre 2001) pour atteindre 3,4 milliards d'euros.

Pour Orange UK, ils sont en hausse de 21,4% (par rapport au premier semestre 2001), soit 2,6 milliards d'euros.

Enfin, les filiales du segment Reste du Monde enregistrent une hausse de 17,8% de leurs revenus recurrents du réseau (par rapport au premier semestre 2001). Ceux-ci s'élèvent à 1,5 milliards d'euros sur le premier semestre 2002.

**Revenu moyen par client ("ARPU")**

Orange Groupe : les tendances observées au niveau des revenus moyens par client sont conformes à nos prévisions. L'ARPU[(3)] global au Royaume-Uni (moyenne glissante annuelle) augmente pour le deuxième trimestre consécutif, alors qu'en France, le taux de décroissance de l'ARPU diminue.

Pour Orange UK, l'ARPU global (moyenne glissante annuelle) est en hausse de 2% sur le trimestre, passant de £247 fin mars 2002 à £252 fin juin 2002. C'est là le résultat de l'amélioration du mix client ainsi que de l'augmentation du revenu moyen à la fois des clients contrat et prépayé. Au niveau des clients sous contrat, le revenu moyen annuel est en effet passé de £548 fin mars à £555 fin juin, alors que celui des clients prépayés est passé de £121 à £122.

Les revenus moyens voix sont également en augmentation, à la fois au niveau de l'ARPU global et de l'ARPU contrat. Au niveau de l'ARPU global, le revenu moyen annuel voix a augmenté de 0,9% pour atteindre £219 par client, alors qu'au niveau de l'ARPU contrat, le revenu moyen annuel voix est passé de £508 fin mars 2002 à £510 fin juin 2002.

Pour Orange France, l'ARPU global (moyenne annuelle glissante) a baissé d'un trimestre à l'autre de 1,5%, de €388 fin mars 2002 à €382 fin juin 2002. Néanmoins, le

taux de décroissance a diminué de façon significative au cours des douze derniers mois. Grâce à l'amélioration du mix client, cette tendance devrait se poursuivre jusqu'à ce que soit atteint le point d'inflexion. Au niveau des clients contrat, le revenu moyen annuel était de €573 fin juin 2002, alors que celui des clients prépayés était de €166.

**Revenus non voix**

La consommation de services dits non-voix, tels que les messages textes, continue de croître. Au cours du premier semestre 2002, ils ont représenté 13,9% des revenus du réseau GSM au Royaume-Uni (contre 9,6% au premier semestre 2001). En France, ils représentaient 8,6% des revenus du réseau GSM (contre 3% l'an dernier à la même période).

**Déploiement de la marque Orange et intégration**

Au cours du premier semestre 2002, nous avons poursuivi nos efforts d'intégration autour de la marque Orange et de notre vision. Nous avons déployé avec succès la marque Orange en Slovaquie (mars), en Roumanie (avril), en Côte d'Ivoire (mai) et au Cameroun (juin). Partout, la marque Orange a suscité un fort intérêt et généré des résultats positifs immédiats. Le 27 mars, nous avons également lancé en Thaïlande un nouveau réseau Orange, opération qui là encore suscita beaucoup d'intérêt localement et nous a permis d'enregistrer plus de 500 000 clients à ce jour.

Enfin, depuis le 1er juillet 2002, Orange détient une participation de 71,25% dans MobiNil (Egypte), anciennement détenue par France Télécom. La société, qui enregistrait fin juin 2,1 millions de clients actifs, aura un impact positif sur les résultats d'Orange au second semestre et au-delà.

**Pour en savoir plus:**

**Orange SA**
David Smyth
Directeur Services Stratégiques et Relations Investisseurs +44 (0) 20 7984 1691

Patricia Lefranc
Responsable Principale Relations Investisseurs +44 (0) 7855 423 291

**Service de Presse Orange**
Denise Lewis
Directeur de la Communication + 44 (0) 20 7984 2000

Niamh Byrne + 44 (0) 7977 002 811
Chef du Service de Presse

**France Telecom**
Bruno Janet + 33 (0) 1 44 44 88 71
Directeur de l'Information

Nilou du Castel +33 (0) 1 44 44 93 93
Chef du Service de Presse

**Résumé des données pour les semestres clos le 30 juin 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :**

| | *Semestres clos le 30 juin (millions d'€)* | | *Exercices clos le 31 décembre (millions d'€)* | |
|---|---|---|---|---|
| | **2002** | **2001** | **2001** | **2000**(1) Pro forma |
| **Chiffre d'affaires** | (non audités) | | | (non audités) |
| Orange France | 3 636 | 3 177 | 6 876 | 5 690 |
| Orange UK | 2 870 | 2 567 | 5 337 | 4 211 |
| Reste du Monde | 1 626 | 1 372 | 2 941 | 2 193 |
| Opérations intra-groupe | (73) | (34) | (67) | (35) |
| **Total** | **8 059** | **7 082** | **15 087** | **12 059** |

| | *Au 30 juin (en milliers)* | |
|---|---|---|
| **Base de clientèle** | **2002** | **2001** |
| Orange France | 18 625 | 15 926 |
| Orange UK | 12 802 | 11 861 |
| Reste du Monde | 9 971 | 7 732 |
| **Total** | **41 398** | **35 519** |

| | *Semestres clos le 30 juin (en milliers)* | |
|---|---|---|
| **Nouveaux clients nets** | **2002** | **2001** |
| Orange France | 802 | 1 615 |
| Orange UK | 415 | 2 027 |
| Reste du Monde | 910 | 1 376 |
| **Total** | **2 127** | **5 018** |

**Résumé des données pour les semestres clos le 30 juin 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :**

Le tableau ci-dessous présente les principaux indicateurs pour la France, le Royaume-Uni et nos principales filiales du Reste du Monde. Les chiffres d'ARPU[3] sont indiqués sur la base d'une moyenne glissante sur douze mois.

| | *Semestres clos le 30 juin* | | *Exercices clos le 31 décembre* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2001* | *2000*[1] |
| **France** | | | | |
| Clients (en milliers) (fin de période) | 18 625 | 15 926 | 17 823 | 14 311 |
| Contrat[7] | 9 977 | 8 391 | 9 445 | 7 875 |
| Prépayé[7] | 8 648 | 7 535 | 8 378 | 6 436 |
| Revenus du réseau GSM (millions d'€)[5] | 3 371 | 2 940 | 6 234 | 5 017 |
| Vente de terminaux et autres revenus (millions d'€) | 265 | 237 | 642 | 673 |
| Chiffre d'affaires total (millions d'€) | 3 636 | 3 177 | 6 876 | 5 690 |
| Revenu moyen annuel par client (€)[3][6] | 382 | 404 | 392 | 426 |
| Contrat | 573 | 586 | 583 | 592 |
| Prépayé | 166 | 175 | 175 | 179 |
| **Royaume-Uni** | | | | |
| Clients (en milliers) (fin de période) | 12 802 | 11 861 | 12 387 | 9 834 |
| Contrat | 3 972 | 3 388 | 3 761 | 3 077 |
| Prépayé | 8 830 | 8 473 | 8 626 | 6 757 |
| Revenus du réseau GSM (millions d'€)[5] | 2 587 | 2 131 | 4 590 | 3 300 |
| Vente de terminaux et autres revenus (millions d'€) | 283 | 436 | 747 | 911 |
| Chiffre d'affaires total (millions d'€) | 2 870 | 2 567 | 5 337 | 4 211 |
| Revenu moyen annuel par client (£)[3] | 252 | 255 | 246 | 280 |
| Contrat | 555 | 539 | 550 | 525 |
| Prépayé | 122 | 122 | 121 | 126 |

**Résumé des données pour les semestres clos le 30 juin 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :**

| | *Semestres clos le 30 juin* | | *Exercices clos le 31 décembre* | |
|---|---|---|---|---|
| | **2002** | **2001** | **2001** | **2000**[(1)] |
| **Reste du Monde** | | | | |
| **Pays-Bas** – Dutchtone | | | | |
| Clients (en milliers) (fin de période) | 1 146 | 1 150 | 1 114 | 1 023 |
| Chiffre d'affaires (millions d'€) | 191 | 174 | 363 | 215 |
| Revenu annuel moyen par client(€)[(3)] | 297 | 248 | 269 | 225 |
| **Slovaquie** – Orange | | | | |
| Clients (en milliers) (fin de période) | 1 536 | 907 | 1 205 | 617 |
| Chiffre d'affaires (millions d'€) | 147 | 106 | 235 | 176 |
| Revenu annuel moyen par client(€)[(3)] | 211 | 293 | 242 | 348 |
| **Danemark** – Orange | | | | |
| Clients (en milliers) (fin de période) | 585 | 567 | 600 | 517 |
| Chiffre d'affaires (millions d'€) | 109 | 90 | 194 | 159 |
| Revenu annuel moyen par client(€)[(3)] | 268 | 287 | 259 | 276 |
| **Roumanie** – Orange | | | | |
| Clients (en milliers) (fin de période) | 1 857 | 1 381 | 1 637 | 1 222 |
| Chiffre d'affaires (millions d'€) | 190 | 182 | 378 | 297 |
| Revenu annuel moyen par client(€)[(3)] | 239 | 298 | 265 | 328 |
| **Belgique** – Mobistar | | | | |
| Clients (en milliers) (fin de période) | 2 611 | 2 150 | 2 547 | 1 800 |
| Chiffre d'affaires (millions d'€) | 478 | 402 | 881 | 607 |
| Revenu annuel moyen par client(€)[(3)] | 353 | 324 | 395 | 422 |
| **Suisse** – Orange | | | | |
| Clients (en milliers) (fin de période) | 988 | 859 | 925 | 786 |
| Chiffre d'affaires (millions d'€) | 323 | 288 | 587 | 479 |
| Revenu annuel moyen par client(€)[(3)] | 621 | 572 | 618 | 635 |
| **Autres pays** | | | | |
| Clients (en milliers) (fin de période)[(4)] | 1 248 | 718 | 1 033 | 391 |
| Chiffre d'affaires (millions d'€) | 188 | 130 | 303 | 260 |
| **Total Reste du Monde** | | | | |
| Clients (en milliers) (fin de période) | 9 971 | 7 732 | 9 061 | 6 356 |
| Chiffre d'affaires (millions d'€) | 1 626 | 1 372 | 2 941 | 2 193 |
| **Egypte** – MobiNil | | | | |
| (pour information seulement) | | | | |
| Clients (en milliers) (fin de période) | *2 108* | *1 702* | *2 034* | *1 218* |
| Chiffre d'affaires (millions d'EG£) | *1 179* | *1 188* | *2 320* | *2 117* |

## Notes

(1) Bases de préparation des comptes : Toute référence ou comparaison par rapport aux données financières ou opérationnelles relatives à la période de douze mois jusqu'au 31 décembre 2000 sont établies sur la base des résultats pro forma retraités pour l'ensemble du Groupe (crée le 29 décembre 2000) comme s'il avait existé dans sa forme actuelle pendant la periode susvisée.

(2) Orange France inclut la France Métropolitaine, Orange Caraïbe et Orange Réunion.

(3) Le revenu annuel moyen par client ("ARPU") est calculé en divisant le chiffre d'affaires généré sur les douze derniers mois par l'utilisation du réseau GSM (appels sortants, appels entrants, frais d'accès au réseau, revenus du roaming des clients d'autres réseaux et revenus provenant des services à valeur ajoutée) par la moyenne pondérée du nombre de clients sur la même période. La moyenne pondérée du nombre de clients est la moyenne des moyennes mensuelles au cours de la période considérée. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé en chiffre d'affaires annuel par client. Actuellement en France (métropolitaine), Orange France ne reçoit pas de revenus des autres opérateurs mobiles français pour les appels partant du réseau de ceux-ci et aboutissant sur celui d'Orange France (France métropolitaine). Il en est différemment dans certains autres pays comme au Royaume Uni. L'ARPU en France et au Royaume Uni ne peuvent donc être directement comparés.

(4) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, à l'exclusion des clients des entités dans lesquelles le groupe détient des intérêts minoritaires, telles que Wind ou MobilCom.

(5) Les revenus du réseau GSM correspondent aux frais d'abonnement et aux frais d'utilisation du réseau.

(6) Au niveau d'Orange France, l'ARPU 2001 des clients sous contrat et des clients en prépayé a été calculé sur une base pro-forma pour tenir compte de la reclassification des clients Compte Mobile Orange en clients contrat.

(7) Les chiffres clients d'Orange France pour les années 2000 et 2001 ont été re-calculés de façon à refléter la reclassification en septembre 2001 des clients Compte Mobile Orange en clients contrat.

# Strong Growth Continues for Orange

- Total turnover up 16% to €3,956 billion
  - 20% increase in recurring GSM network revenues to €3,604 billion
- Group customer base grew by 1.27 million to 40.5 million
  - continued focus on contract growth
- Encouraging trends in annual average revenues
  - first increase in UK blended ARPU (£247 v £246)
  - reduced rate of decline in France
- Rest of World: strong progress with integration
  - Slovakia and Romania rebranded as Orange
  - TA Orange launched in Thailand
  - strong growth in revenues and customers

**London and Paris 30 April 2002:** Orange today announced strong customer and revenue growth for the three months ended 31 March 2002.

**Orange Group** increased the total customer base of its controlled operations by 1.27 million in Q1 2002 to 40.5 million. This represents an increase of 22% (7.3 million) over the last twelve months. Total turnover for the period was €3,956m, a 16% increase on Q1 2001, and recurring GSM network revenues grew faster, up 20% to €3,604m.

**Orange France**(2) continued to benefit from last year's rebranding and refocus towards value growth. The company reinforced its leadership in the French market, adding 454,000 net new customers in Q1 2002, and increasing its share of market growth to 53% for the last 12 months. This took Orange France's registered customer base to 18.3 million, an increase of 21% on Q1 2001. Orange France's active customer base at the end of March 2002 was 17.9 million under the Autorité de Régulation des Télécommunications' ("ART") definition.

Within the growth, the proportion of contract net connections increased steadily from 33% in Q1 2001 to 58% in Q1 2002. There are now 9.7 million contract customers in France, representing 53% of the registered base.

Turnover in France reached €1,794m, up 20% on Q1 2001, while recurring GSM network revenues increased 18% to €1,676m. Recurring GSM network revenues increased 1.5% over Q4 2001.

**Orange UK** added 284,000 net new customers in the quarter, 38% more than in the previous quarter. Of the growth, 43% were on contract tariffs (7% in Q1 2001 and 27% for all of 2001). This took the active customer base to 12.7 million at the end of March, 15% higher than at the same stage in 2001. Recurring GSM network revenues grew 24% on Q1 2001 to €1,267m. Adding the expected lower level of handset sales, total turnover for the UK business was €1,409m, 13% higher than in Q1 2001. Recurring GSM network revenues increased 2.3% over Q4 2001.

Average customer revenues continued the trend Orange has been forecasting, with the UK annual rolling blended ARPU increasing for the first time, from £246 for 2001 to £247 for the twelve months to March 2002. This was helped by the increasing proportion of contract customers and by the individual contract and prepay average revenues, which were largely stable from 2001.

Usage of non-voice services such as text messaging continued to grow, and contributed 13.6% of UK GSM network revenues in the quarter (11.2% for 2001). In France, non-voice usage represented 9.4% in the quarter (6.7% for 2001).

**Orange's Rest of World** operations also showed strong performance, adding another 530,000 net new customers, taking their combined customer base to 9.6 million, up 35% on Q1 2001. Rest of the world turnover increased by 16% on Q1 2001 to €779m. This includes recurring GSM network revenues of €687m, up 23%.

During the first quarter of the year, further good progress was made in integrating the businesses under the Orange's brand and vision. Globtel in Slovakia, and Mobil Rom in Romania, were both successfully rebranded as Orange. Our new operation, TA Orange in Thailand, was launched on March 27 and already has over 250,000 customers.

**Commenting on the results, Graham Howe, Deputy Chief Executive Officer and Chief Financial Officer, said:**

"These results keep Orange on track to meet our stated forecasts for 2002. As we reach high levels of mobile penetration and growing customer maturity, we see higher wirefree usage as mobile increasingly becomes the primary voice communication device for our customers.

"Step by step, we expect to see average usage and revenues to grow further as new services, handsets and other wirefree devices are launched. No one should expect this to be an overnight process. The enablers include technology, the proliferation of new services delivering clear customer utility, the setting of standards in areas such as mobile payment systems and tariffs that are tailored to individual customers' needs. This is happening, and Orange is helping drive the pace. These results show further progress in this direction and these factors should ultimately lead to increasing revenue per customer."

"The future's bright, the future's Orange".

For further information, please contact:

| | |
|---|---|
| **Orange SA** | |
| David Smyth | |
| Group Director of Strategic and Investor Services | + 44 (0) 20 7984 1691 |
| Patricia Lefranc | |
| Senior Investor Relations Manager | +44 (0) 7855 423 291 |
| **Orange Media Centre** | |
| Denise Lewis | |
| Group Director of Corporate Affairs | + 44 (0) 20 7984 2000 |
| Sarah Taylor | + 44 (0) 20 7 984 2007 |
| Media Relations Manager | |
| **Citigate Dewe Rogerson** | |
| Anthony Carlisle (+44 (0) 7973 611 888) | + 44 (0) 20 7638 9571 |
| **France Telecom** | |
| Bruno Janet | + 33 (0) 1 44 44 88 71 |
| Senior Vice President Group Corporate Information | |
| Nilou Ducastel | + 33 (0) 1 44 44 93 93 |
| Group Press Director France Telecom | |

**Selected information for the three months ended 31 March 2002 and 2001 and years ended 31 December 2001 and 2000**

| Turnover | *Three months ended 31 March (millions of €)* 2002 | 2001 | *Year ended 31 December (millions of €)* 2001 | 2000[1] Pro forma (unaudited) |
|---|---|---|---|---|
| | (unaudited) | | | |
| Orange France | 1,794 | 1,494 | 6,876 | 5,690 |
| Orange UK | 1,409 | 1,251 | 5,337 | 4,211 |
| Rest of World | 779 | 670 | 2,941 | 2,193 |
| Inter segment eliminations | (26) | (7) | (67) | (35) |
| **Total** | **3,956** | **3,408** | **15,087** | **12,059** |

| Customer base | *As at 31 March (in thousands)* 2002 | 2001 |
|---|---|---|
| Orange France | 18,277 | 15,089 |
| Orange UK | 12,671 | 11,032 |
| Rest of World | 9,591 | 7,115 |
| **Total** | **40,539** | **33,236** |

| Customer net additions | *3 months ended 31 March (in thousands)* 2002 | 2001 |
|---|---|---|
| Orange France | 454 | 778 |
| Orange UK | 284 | 1,198 |
| Rest of World | 530 | 759 |
| **Total** | **1,268** | **2,735** |

**Selected information for the three months ended 31 March 2002 and 2001 and years ended 31 December 2001 and 2000**

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a 12-month(3) and 3-month(4) rolling basis.

| | *Three months ended 31 March* | | *Year ended 31 December* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2001* | *2000(1)* |
| **France** | | | | |
| Customers (in thousands) (period end) | 18,277 | 15,089 | 17,823 | 14,311 |
| Contract(8) | 9,709 | 8,134 | 9,445 | 7,875 |
| Prepay(8) | 8,568 | 6,955 | 8,378 | 6,436 |
| GSM network revenues (€ in millions)(6) | 1,676 | 1,416 | 6,234 | 5,017 |
| Equipment and other revenues (€ in millions) | 118 | 78 | 642 | 673 |
| Total turnover (€ in millions) | 1,794 | 1,494 | 6,876 | 5,690 |
| Annual average revenue per user (€)(3)(7) | 388 | 415 | 392 | 426 |
| Contract | 580 | 593 | 583 | 592 |
| Prepay | 172 | 174 | 175 | 179 |
| Annualised quarterly average revenue per user (€)(4)(7) | 370 | 384 | | |
| Contract | 562 | 570 | | |
| Prepay | 154 | 162 | | |
| **UK** | | | | |
| Customers (in thousands) (period end) | 12,671 | 11,032 | 12,387 | 9,834 |
| Contract | 3,883 | 3,166 | 3,761 | 3,077 |
| Prepay | 8,788 | 7,866 | 8,626 | 6,757 |
| GSM network revenues (€ in millions)(6) | 1,267 | 1,023 | 4,590 | 3,300 |
| Equipment and other revenues (€ in millions) | 142 | 228 | 747 | 911 |
| Total turnover (€ in millions) | 1,409 | 1,251 | 5,337 | 4,211 |
| Annual average revenue per user (£)(3) | 247 | 266 | 246 | 280 |
| Contract | 548 | 533 | 550 | 525 |
| Prepay | 121 | 124 | 121 | 126 |
| Annualised quarterly average revenue per user (£)(4) | 248 | 248 | | |
| Contract | 537 | 543 | | |
| Prepay | 122 | 122 | | |

## Selected information for the three months ended 31 March 2002 and 2001 and years ended 31 December 2001 and 2000

| | *Three months ended 31 March* | | *Year ended 31 December* | |
|---|---|---|---|---|
| | **2002** | **2001** | **2001** | **2000[1]** |
| **Rest of World data** | | | | |
| **The Netherlands** – Dutchtone | | | | |
| Customers (in thousands) (period end) | 1,148 | 1,229 | 1,114 | 1,023 |
| Turnover (€ in millions) | 92 | 92 | 363 | 215 |
| **Slovakia** – Orange | | | | |
| Customers (in thousands) (period end) | 1,432 | 750 | 1,205 | 617 |
| Turnover (€ in millions) | 71 | 50 | 235 | 176 |
| **Denmark** – Orange | | | | |
| Customers (in thousands) (period end) | 597 | 534 | 600 | 517 |
| Turnover (€ in millions) | 54 | 43 | 194 | 159 |
| **Romania** – Orange | | | | |
| Customers (in thousands) (period end) | 1,719 | 1,301 | 1,637 | 1,222 |
| Turnover (€ in millions) | 91 | 85 | 378 | 297 |
| **Belgium** – Mobistar | | | | |
| Customers (in thousands) (period end) | 2,583 | 1,933 | 2,547 | 1,800 |
| Turnover (€ in millions) | 232 | 193 | 881 | 607 |
| **Switzerland** – Orange | | | | |
| Customers (in thousands) (period end) | 956 | 811 | 925 | 786 |
| Turnover (€ in millions) | 156 | 147 | 587 | 479 |
| **Other Countries** | | | | |
| Customers (in thousands) (period end)[5] | 1,156 | 557 | 1,033 | 391 |
| Turnover (€ in millions) | 83 | 60 | 303 | 260 |
| **Total Rest of World** | | | | |
| Customers (in thousands) (period end) | 9,591 | 7,115 | 9,061 | 6,356 |
| Turnover (€ in millions) | 779 | 670 | 2,941 | 2,193 |

## Notes

(1) Basis of preparation:
All references or comparisons to financial or operating data in respect of the twelve months ended 31 December 2000 relate to pro forma information prepared as if the enlarged Orange group, which was created on 29 December 2000, had existed over that period.

(2) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4) Quarterly average revenue per user ("ARPU") is calculated on the same basis as annual average

revenue per user over a 3 month period. Quarterly ARPU is stated on an annualised basis.

(5) Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(6) GSM network revenues include access charges and usage fees.

(7) Orange France's contract and prepay ARPUs for 2001 have been calculated on a pro-forma basis for the reclassification of Compte Mobile Orange customers from prepay to contract.

(8) Orange France's 2001 and 2000 customer numbers have been restated to reflect the reclassification of customers using our hybrid contract/prepay tariff from prepay to contract in September 2001.

Paris, Londres, le 30 avril 2002

## ORANGE : LE GROUPE POURSUIT SA FORTE CROISSANCE

- Le chiffre d'affaires du groupe est en hausse de 16% à 3 956 millions d'euros
  - Les revenus récurrents du réseau GSM augmentent de 20% pour atteindre 3 604 millions d'euros

- La base de clientèle du groupe progresse de 1,27 million nouveaux clients pour atteindre 40,5 millions de clients
  - Les clients sous contrat sont toujours au coeur de la stratégie du groupe

- Les tendances au niveau du revenu moyen annuel sont encourageantes
  - Au Royaume-Uni, l'ARPU global progresse pour la première fois (de £246 à £247)
  - En France, la baisse de l'ARPU se ralentit

- Le programme d'intégration au sein du segment Reste du Monde enregistre des progrès importants
  - La marque Orange est introduite en Slovaquie et en Roumanie
  - Le groupe lance TA Orange en Thaïlande
  - Le chiffre d'affaires et le nombre de clients sont en forte progression

Orange annonce aujourd'hui pour le premier trimestre de l'année 2002 un chiffre d'affaires et une base de clientèle en forte progression.

**Orange Groupe :** 1,27 millions de nouveaux clients sont venus rejoindre le groupe Orange au cours du premier trimestre 2002, si bien qu'au 31 mars 2002, la base de clientèle du groupe totalisait 40,5 millions de clients. Au cours des douze derniers mois, la base de clientèle a ainsi progressé de 22% (soit 7,3 millions de nouveaux clients). Le chiffre d'affaires trimestriel du groupe s'élève à 3 956 millions d'euros, en hausse de 16% par rapport au premier trimestre 2001. Les revenus récurrents du réseau GSM affichent une plus forte progression : ils progressent de 20% pour atteindre 3 604 millions d'euros.

**Orange France**(2) **:** En France, le groupe continue d'enregistrer les bénéfices du changement de marque en juin dernier et du recentrage sur les clients à valeur ajoutée. Orange France, qui enregistre 454 000 nouveaux clients nets sur le premier trimestre 2002, renforce encore sa position dominante : sa part de marché sur les nouveaux clients nets augmente et s'établit à 53% au cours des douze mois précédents le 31 mars 2002. Fin mars 2002, la clientèle totale d'Orange France totalise ainsi 18,3 millions de clients, en hausse de 21% par rapport au premier trimestre 2001. Le nombre de clients actifs d'Orange France s'élève quant à lui à 17,9 millions, selon la définition d'inactivité adoptée par l'Autorité de Régulation des Télécommunications ("ART").

La proportion des clients sous contrat au sein des nouveaux clients nets continue d'augmenter régulièrement. Ils représentaient 58% de la croissance au cours du premier trimestre cette année, contre 33% au cours du premier trimestre 2001. Au 31 mars 2002,

la clientèle d'Orange France comptait ainsi 9,7 millions de clients sous contrat, soit 53% de la base de clientèle totale.

Le chiffre d'affaires trimestriel d'Orange France s'élève à 1 794 millions d'euros, affichant une progression de 20% par rapport au premier trimestre 2001. La majorité de ces revenus provient des revenus récurrents du réseau GSM, en hausse de 18% à 1 676 millions d'euros. Ils sont en hausse de 1,5% par rapport au dernier trimestre 2001.

**Orange UK :** Orange UK enregistre au cours du trimestre 284 000 nouveaux clients nets, soit 38% fois plus qu'au cours du trimestre précédent. Parmi ces nouveaux clients, 43% sont des clients sous contrat (cette même proportion était de 7% et 27% respectivement au cours du premier trimestre 2001 et de l'année 2001). Au 31 mars 2002, la clientèle active d'Orange UK totalise ainsi 12,7 millions de clients, en hausse de 15% par rapport à fin mars 2001. Les revenus récurrents du réseau GSM progressent de 24% par rapport au premier trimestre 2001 pour atteindre 1 267 millions d'euros. Après prise en compte de la baisse attendue des revenus provenant de la vente de terminaux, Orange UK connait une progression de 13% de son chiffre d'affaires trimestriel à 1 409 millions d'euros. Les revenus récurrents du réseau GSM sont en hausse de 2,3% par rapport au dernier trimestre 2001.

Les tendances enregistrées au niveau du revenu moyen confirment les prévisions d'Orange. Pour la première fois, l'ARPU global (sur une base moyenne annuelle glissante) augmente au Royaume-Uni et passe de £246 en 2001 à £247 sur les douze mois précédents le 31 mars 2002. C'est le résultat de la proportion croissante des clients sous contrat au sein de clientèle d'Orange UK, ainsi que de relative stabilité du revenu moyen au niveau des clients sous contrat et des clients en prépayé.

La consommation des services dits "non-voix" tels que les messages SMS continue de progresser. Au cours du trimestre, ils représentent 13,6% des revenus du réseau GSM au Royaume-Uni (contre 11,2% au cours de l'année 2001 dans son ensemble). En France, les revenus des services non-voix représentent 9,4% des revenus du réseau GSM enregistrés au cours du trimestre (contre 6,7% au cours de l'année 2001 dans son ensemble).

**Reste du Monde :** la croissance est également forte dans les filiales d'Orange du Reste du Monde. Celles-ci ont enregistré 530 000 nouveaux clients, ce qui porte leur base de clientèle totale à 9,6 millions de clients, en hausse de 35% par rapport au premier trimestre 2001. Le chiffre d'affaires trimestriel du segment Reste du Monde connait une progression de 16% par rapport au premier trimestre 2001 à 779 millions d'euros. Les revenus récurrents du réseau GSM progressent de 23% à 687 millions d'euros.

Au cours de ce premier trimestre, d'importants progrès ont été réalisés pour ce qui est d'intégrer nos opérations sous la bannière d'une vision et d'une marque uniques. Nous avons lancé la marque Orange en Slovaquie avec Globtel et en Roumanie avec Mobil Rom, et la marque a été acceptée avec beaucoup de succès. Le 27 mars, nous avons également lancé TA Orange en Thaïlande qui compte déjà à ce jour 250 000 clients.

**Graham Howe, Directeur Général Adjoint et Directeur Financier, a declaré :**

"Les résultats de ce premier trimestre nous placent en bonne position pour réaliser les objectifs annoncés pour l'année 2002. Alors que les taux de pénétration atteignent des niveaux élevés et que la maturité de notre base de clientèle s'accroît, nous assistons à une augmentation de l'usage du mobile, celui-ci ayant tendance à devenir ainsi le

premier outil de communication de nos clients. A long-terme, cela devrait contribuer à l'augmentation du revenu moyen par client.

"Petit à petit, en même temps que nous lançons de nouveaux services et que les terminaux se voient dotés d'outils wirefree de plus en plus sophistiqués, nous nous attendons à ce que la hausse de la consommation et du revenu moyens par client se poursuive. Bien sûr, cela ne se fera pas du jour au lendemain. Il y a un certain nombre d'étapes à franchir, qui ont trait à la technologie, la multiplication de services apportant un réel plus au client, la mise en oeuvre de standards en matière de paiement mobile notamment, et enfin la mise en place de tarifs en droite ligne avec les attentes et besoins du client. Ces changements sont en train d'opérer dès à présent, et Orange donne la direction à suivre. Les résultats d'aujourd'hui en sont la preuve."

**Pour en savoir plus:**


**Orange SA**
David Smyth
Group Director of Strategic and Investor Services + 44 (0) 20 7984 1691

Patricia Lefranc
Senior Investor Relations Manager +44 (0) 7855 423 291

**Orange Media Centre**
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000

Sarah Taylor + 44 (0) 20 7 984 2007
Media Relations Manager

**Citigate Dewe Rogerson**
Anthony Carlisle (+44 (0) 7973 611 888) + 44 (0) 20 7638 9571

**France Telecom**
Bruno Janet + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

**Résumé des données pour les trimestres clos le 31 mars 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :**

| Chiffre d'affaires | *Trimestres clos le 31 mars (millions d'€)* 2002 | 2001 | *Exercices clos le 31 décembre (millions d'€)* 2001 | 2000[1] Proforma (non audités) |
|---|---|---|---|---|
| | (non audités) | | | |
| Orange France | 1 794 | 1 494 | 6 876 | 5 690 |
| Orange UK | 1 409 | 1 251 | 5 337 | 4 211 |
| Reste du Monde | 779 | 670 | 2 941 | 2 193 |
| Opérations intra-groupe | (26) | (7) | (67) | (35) |
| **Total** | 3 956 | 3 408 | 15 087 | 12 059 |

| Base de clientèle | *Au 31 mars (en milliers)* 2002 | 2001 |
|---|---|---|
| Orange France | 18 277 | 15 089 |
| Orange UK | 12 671 | 11 032 |
| Reste du Monde | 9 591 | 7 115 |
| **Total** | **40 539** | **33 236** |

| Nouveaux clients (nets) | *Trimestres clos le 31 mars (en milliers)* 2002 | 2001 |
|---|---|---|
| Orange France | 454 | 778 |
| Orange UK | 284 | 1 198 |
| Reste du Monde | 530 | 759 |
| **Total** | **1 268** | **2 735** |

**Résumé des données pour les trimestres clos le 31 mars 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :**

Le tableau ci-dessous présente les principaux indicateurs pour la France, le Royaume-Uni et nos principales filiales du Reste du Monde. Les chiffres d'ARPU[(3)(4)] sont indiqués sur la base d'une moyenne glissante sur douze et trois mois.

| | Trimestres clos le 31 mars | | Exercices clos le 31 décembre | |
|---|---|---|---|---|
| | 2002 | 2001 | 2001 | 2000[(1)] |
| **France** | | | | |
| Clients (en milliers) (fin de période) | 18 277 | 15 089 | 17 823 | 14 311 |
| Forfait[(8)] | 9 709 | 8 134 | 9 445 | 7 875 |
| Prépayé[(8)] | 8 568 | 6 955 | 8 378 | 6 436 |
| Revenus du réseau GSM (millions d'€)[(6)] | 1 676 | 1 416 | 6 234 | 5 017 |
| Vente de terminaux et autres revenus (millions d'€) | 118 | 78 | 642 | 673 |
| Chiffre d'affaires total (millions d'€) | 1 794 | 1 494 | 6 876 | 5 690 |
| Revenu moyen annuel par client (€)[(3)(7)] | 388 | 415 | 392 | 426 |
| Forfait | 580 | 593 | 583 | 592 |
| Prepayé | 172 | 174 | 175 | 179 |
| Revenu moyen trimestriel par client (annualisé) (€)[(4)(7)] | 370 | 384 | | |
| Forfait | 562 | 570 | | |
| Prépayé | 154 | 162 | | |
| **Royaume-Uni** | | | | |
| Clients (en milliers) (fin de période) | 12 671 | 11 032 | 12 387 | 9 834 |
| Forfait | 3 883 | 3 166 | 3 761 | 3 077 |
| Prépayé | 8 788 | 7 866 | 8 626 | 6 757 |
| Revenus du réseau GSM (millions d'€)[(6)] | 1 267 | 1 023 | 4 590 | 3 300 |
| Vente de terminaux et autres revenus (millions d'€) | 142 | 228 | 747 | 911 |
| Chiffre d'affaires total (millions d'€) | 1 409 | 1 251 | 5 337 | 4 211 |
| Revenu moyen annuel par client (£)[(3)] | 247 | 266 | 246 | 280 |
| Forfait | 548 | 533 | 550 | 525 |
| Prépayé | 121 | 124 | 121 | 126 |
| Revenu moyen trimestriel par client (annualisé) (£)[(4)] | 248 | 248 | | |
| Forfait | 537 | 543 | | |
| Prépayé | 122 | 122 | | |

**Résumé des données pour les trimestres clos le 31 mars 2002 et 2001, et pour les exercices clos le 31 décembre 2001 et 2000 :**

| | *Trimestres clos le 31 mars* | | *Exercices clos le 31 décembre* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2001* | *2000*(1) |
| **Reste du Monde** | | | | |
| **Pays-Bas** – Dutchtone | | | | |
| Clients (en milliers) (fin de période) | 1 148 | 1 229 | 1 114 | 1 023 |
| Chiffre d'affaires (millions d'€) | 92 | 92 | 363 | 215 |
| **Slovaquie** – Orange | | | | |
| Clients (en milliers) (fin de période) | 1 432 | 750 | 1 205 | 617 |
| Chiffre d'affaires (millions d'€) | 71 | 50 | 235 | 176 |
| **Danemark** – Orange | | | | |
| Clients (en milliers) (fin de période) | 597 | 534 | 600 | 517 |
| Chiffre d'affaires (millions d'€) | 54 | 43 | 194 | 159 |
| **Roumanie** – Orange | | | | |
| Clients (en milliers) (fin de période) | 1 719 | 1 301 | 1 637 | 1 222 |
| Chiffre d'affaires (millions d'€) | 91 | 85 | 378 | 297 |
| **Belgique** – Mobistar | | | | |
| Clients (en milliers) (fin de période) | 2 583 | 1 933 | 2 547 | 1 800 |
| Chiffre d'affaires (millions d'€) | 232 | 193 | 881 | 607 |
| **Suisse** – Orange | | | | |
| Clients (en milliers) (fin de période) | 956 | 811 | 925 | 786 |
| Chiffre d'affaires (millions d'€) | 156 | 147 | 587 | 479 |
| **Autres pays** | | | | |
| Clients (en milliers) (fin de période)(5) | 1 156 | 557 | 1 033 | 391 |
| Chiffre d'affaires (millions d'€) | 83 | 60 | 303 | 260 |
| **Total Reste du Monde** | | | | |
| Clients (en milliers) (fin de période) | 9 591 | 7 115 | 9 061 | 6 356 |
| Chiffre d'affaires (millions d'€) | 779 | 670 | 2 941 | 2 193 |

## Notes

(1) Bases de préparation des comptes : Toute référence ou comparaison par rapport aux données financières ou opérationnelles relatives à la période de douze mois jusqu'au 31 décembre 2000 sont établies sur la base des résultats pro forma retraités pour l'ensemble du Groupe (crée le 29 décembre 2000) comme s'il avait existé dans sa forme actuelle pendant la periode susvisée.

(2) Orange France inclut la France Métropolitaine, Orange Caraïbe et Orange Réunion.

(3) Le revenu annuel moyen par client ("ARPU") est calculé en divisant le chiffre d'affaires généré sur les douze derniers mois par l'utilisation du réseau GSM (appels sortants, appels entrants, frais d'accès au réseau, revenus du roaming des clients d'autres réseaux et revenus provenant des services à valeur ajoutée) par la moyenne pondérée du nombre de clients sur la même période. La moyenne pondérée du nombre de clients est la moyenne des moyennes mensuelles au cours de la période considérée. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé en chiffre d'affaires annuel par client. Actuellement en France (métropolitaine), Orange France ne reçoit pas de revenus des autres opérateurs mobiles français pour les appels partant du réseau de ceux-ci et aboutissant sur celui d'Orange France (France métropolitaine). Il en est différemment dans certains autres pays comme au Royaume Uni. L'ARPU en France et au Royaume Uni ne peuvent donc être directement

comparés.

(4) Le revenu moyen par client ("ARPU") trimestriel est calculé de la même façon que le revenu annuel moyen par client. Le revenu moyen trimestriel par client est donné sur une base annualisée.

(5) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, à l'exclusion des clients des entités dans lesquelles le groupe détient des intérêts minoritaires, telles que Wind ou MobilCom.

(6) Les revenus du réseau GSM correspondent aux frais d'abonnement et aux frais d'utilisation du réseau.

(7) Au niveau d'Orange France, l'ARPU des clients sous contrat et des clients en prépayé a été calculé sur une base pro-forma pour tenir compte de la reclassification des clients Compte Mobile en clients contrat. Cette reclassification a eu lieu en septembre 2001.

(8) Les chiffres clients d'Orange France pour l'année 2000 et 2001 ont été re-calculés de façon à refléter la reclassification des clients Compte Mobile en clients contrat. Cette reclassification a eu lieu en septembre 2001.